Rec'd 7/9/02

VF 8-1-02

[redacted]

02023499

ES
S :E COMMISSION
20549

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SEC FILE NUMBER
8-46466

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ICBA Financial Services Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. ~~Box No.~~)

RECD S.E.C.
JUL 0 9 2002
535

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen LLP

(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 0 7 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VF 8-1-02

SEC 1410 (3-91)

McGLADREY & PULLEN, LLP
Certified Public Accountants

RSM
International

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
ICBA Financial Services Corporation
Memphis, Tennessee

We have audited the accompanying statements of financial condition of ICBA Financial Services Corporation (a wholly owned subsidiary of ICBA Community Banking Network, Inc.) as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ICBA Financial Services Corporation as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Minneapolis, Minnesota
February 15, 2002

ICBA FINANCIAL SERVICES CORPORATION

STATEMENTS OF FINANCIAL CONDITION
December 31, 2001 and 2000

ASSETS	2001	2000
Cash	$ 576,216	$ 292,760
Receivables:		
Clearing broker-dealer (Note 7)	272,515	257,591
Income tax receivable	12,276	-
Other	18,211	35,091
Prepaid expenses	41,249	44,602
Software license agreement	-	16,610
Furniture and equipment, at cost, net of accumulated depreciation of $69,947 in 2001; $51,945 in 2000	54,361	30,516
	$ 974,828	$ 677,170

LIABILITIES AND STOCKHOLDER'S EQUITY

	2001	2000
Liabilities		
Accounts payable	$ 324,132	$ 265,462
Accrued expenses	9,732	20,813
Due to related parties (Note 2)	131,439	75,844
Deferred revenue	20,250	28,500
	485,553	390,619
Subordinated Debt (Note 5)	150,000	150,000
Commitments (Note 4)		
Stockholder's Equity (Note 6)		
Common stock, $1 par value; 10,000 shares authorized; 100 shares issued and outstanding	100	100
Additional paid-in capital	849,900	549,900
Accumulated deficit	(510,725)	(413,449)
	339,275	136,551
	$ 974,828	$ 677,170

See Notes to Financial Statements.

CONTENTS

ICBA FINANCIAL SERVICES CORPORATION

NOTES TO FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: ICBA Financial Services Corporation (the Company) is a wholly owned subsidiary of ICBA Community Banking Network, Inc. (CBN), which is a wholly owned subsidiary of Independent Community Bankers of America (ICBA), a not-for-profit trade association serving member financial institutions located throughout the United States.

The primary business of the Company is the sale of mutual funds, variable and fixed annuities, and discount brokerage services, as a nonclearing broker-dealer, to customers throughout the United States. The Company is registered with the Securities and Exchange Commission (SEC), the National Association of Securities Dealers, Inc. (NASD), and the Securities Investors Protection Corporation (SIPC).

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in connection with its activities as a broker-dealer, does not hold funds or securities for, or owe money or securities to customers, and effectuates all financial transactions with customers through one or more bank accounts designated as a special account for the exclusive benefit of its customers.

Summary of significant accounting policies:

Securities transactions: The Company records revenue from securities transactions on a trade-date basis.

Furniture and equipment: Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using an accelerated method over three to seven years.

Income taxes: The Company is a member of a group that files a consolidated federal tax return. Accordingly, income taxes payable to the tax authority are recognized on the financial statement of the parent company, who is the taxpayer for income tax purposes. The member makes payments to the parent company for its allocated share of the consolidated income tax liability. This allocation approximates the amounts that would be reported if the Company was separately filing its tax return. The result of this allocation is reported on the accompanying statements of operations as "federal and state income tax expense (benefit)." In addition, the Company files its state income tax return on a separate basis. Federal and state income tax expense is greater than expected due to state minimum taxes not based on income and disallowance for tax purposes of certain expenses.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ICBA FINANCIAL SERVICES CORPORATION

NOTES TO FINANCIAL STATEMENTS

Note 2. Related-Party Transactions

In connection with an administrative services agreement with CBN, the Company was charged $46,200 and $42,000 the years ended December 31, 2001 and 2000, to cover certain administrative expenses paid for by CBN. In addition, ICBA, CBN, and other subsidiaries of CBN periodically pay direct expenses, which are charged back to the Company. At December 31, 2001 and 2000, $131,439 and $73,746, respectively, was payable to CBN and ICBA.

The Company also pays royalties to ICBA for use of its logo and name in marketing. The amounts charged to expense were $23,960 and $26,626 for the years ended December 31, 2001 and 2000, respectively. At December 31, 2001 and 2000, $1,368 and $2,098, respectively, was payable to ICBA.

Note 3. 401(k) Plan

In 1994, the Company began participating in a 401(k) plan, together with ICBA and other related entities, for all qualified employees. The Company matches 100 percent of the employees' contributions up to 6 percent of their compensation. The employer contributions for the years ended December 31, 2001 and 2000, amounted to $18,175 and $15,502, respectively.

Note 4. Operating Leases

The Company entered into an office lease beginning on January 1, 2001. This new lease expires on December 31, 2005. The following is the future minimum rental commitment under the lease:

2002	$ 45,392
2003	45,392
2004	45,392
2005	45,392
	$ 181,568

Total rent expense for the years ended December 31, 2001 and 2000, amounted to $46,436 and $25,477, respectively.

Note 5. Liability Subordinated to Claims of General Creditors

The Company has a borrowing under a subordination agreement with its parent company in the amount of $150,000, accruing interest at 8.25 percent annually, and due May 31, 2002. The borrowing is covered by an agreement approved by the National Association of Securities Dealers, Inc., and thus is available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid (see Note 7). Interest expense under this agreement was approximately $12,000 in 2001 and 2000.

ICBA FINANCIAL SERVICES CORPORATION

NOTES TO FINANCIAL STATEMENTS

Note 6. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Company's net capital ratio, net capital, and excess net capital were as follows:

Net capital ratio	2.11 to 1
Net capital	$ 229,135
Excess net capital	196,765

Note 7. Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the clearing broker-dealer.

Amounts due from the clearing broker-dealer are related to customer securities transactions introduced by the Company. Amounts due from broker-dealers represent a concentration of credit risk. The risk of default depends on the creditworthiness of the counterparty. The Company does not anticipate nonperformance by its clearing broker-dealer. In addition, the Company has a policy of reviewing, as necessary, the credit of each counterparty with which it conducts business.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.